Exhibit 99.1

Other Information

Legislation commonly referred to as the One Big Beautiful Bill Act (the “OBBBA”) was signed into law on July 4, 2025. The following supplements, supersedes and replaces where inconsistent with, and should be read together with, the discussion of U.S. federal income tax considerations under the heading “Material U.S. Federal Income Tax Considerations” in the prospectus dated February 28, 2023, which is a part of our Registration Statement on Form S-3 (File No. 333-270080), as amended, to take into account OBBA.

Taxation of Our Company

Asset Test

At the close of each quarter of our taxable year, we must satisfy certain tests relating to the nature of our assets. For taxable years ending after December 31, 2017 through December 31, 2025, no more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries. Under the OBBA, for taxable years after December 31, 2025, up to 25% of the REIT’s asset value may be comprised of TRS securities.

Taxation of Taxable U.S. Stockholders

Distributions

As long as we qualify as a REIT, distributions made to our taxable U.S. stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary dividends and will not be eligible for the dividends-received deduction for corporate stockholders. Generally our ordinary dividends will be taxable to our U.S. stockholders as ordinary income. However, individual stockholders are allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. The deduction for 20% of ordinary REIT dividends was set to expire on December 31, 2025, but the OBBBA made this deduction permanent.

Tax Rates

Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our U.S. stockholders, our dividends generally are not eligible for the 20% maximum tax rate on qualified dividends. Instead, our ordinary dividends generally are taxed at the higher tax rates applicable to ordinary income, the current maximum rate of which is 37%. However, individual stockholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective tax rate for individuals on the receipt of such ordinary dividends to 29.6%. The maximum tax rate of 37% was set to increase after December 31, 2025; however, the OBBBA made such rate permanent.

The OBBBA is a complex revision to the U.S. federal income tax laws with potentially far-reaching consequences. The OBBA will require subsequent rulemaking in a number of areas. The long-term impact of the OBBBA on us, our investors, our tenants and the real estate industry cannot be reliably predicted at this early stage of the new law’s implementation. Our stockholders are urged to consult with

Exhibit 99.1
their own tax advisors regarding the impact of the OBBA to them and their acquisition, ownership and disposition of our stock.